UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
1.	Name of the Registrant:

BANK OF AMERICA CORPORATION

2.	Name of the person relying on exemption:

FINGER INTERESTS NUMBER ONE, LTD.

3.	Address of person relying on exemption:

520 Post Oak Blvd., Suite 750, Houston, TX 77027

4.	Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).
SUMMARY STATEMENT - REGARDING 2010 PROXY STATEMENT – Bank of America
Dear Shareholders:
We are a long term holder of 1.1 million shares of Bank of America. We are writing to urge you to VOTE AGAINST a director that is standing for re-election at the Annual Meeting of Bank of America on April 28, 2010:
WE URGE YOU TO VOTE:
I.	“AGAINST” the election of CHARLES K. GIFFORD to the board of directors

II.	IN OTHER MATTERS, WE URGE YOU TO VOTE:

“AGAINST”	ITEM 3 - to increase number of authorized common shares by 1.5 billion

“FOR”	ITEM 8 – amend by-laws to allow holders of 10% of stock to call special shareholder meeting

“FOR”	ITEM 12 – proposal regarding recoupment of executive compensation
FOR A FULL DISCUSSION OF THESE ITEMS, PLEASE SEE ATTACHED PAGES.

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Finger Interests Number One, Ltd.
520 Post Oak Blvd., Suite 750
Houston, TX 77027
713-621-7536 / 713-621-7552 (fax)
email: bacProxyVote@aol.com
About Finger Interests, Ltd.
Finger Interests Number One, Ltd. (“Finger Interests, Ltd.”) is the owner of approximately 1.1 million shares of Bank of America. The shares were acquired upon the sale of Charter Bancshares, Inc. to NationsBank in 1996. NationsBank subsequently merged with Bank of America in 1998, and took the name Bank of America. We are long-term investors focused on improving shareholder value for all BAC shareholders by pursuing changes in the corporate governance of the Company.
During 2009, Finger Interests, Ltd. led a shareholder campaign to change the corporate governance at Bank of America. Our efforts, when combined with the efforts of other shareholders, was sufficient to cause shareholders to vote to approve separating the positions of Chairman and CEO at Bank of America at the April 29, 2009 annual meeting. This is the first time in corporate history that shareholders have successfully voted to separate the chairman & CEO positions in an S&P 500 company against the wishes of management and the board. In addition, we were successful in generating a significant “against” vote for Ken Lewis and two non-executive directors at last year’s annual meeting. Ken Lewis and these two directors have since resigned.
Our Goals for 2010 Annual Meeting
Our goal is to change the corporate governance and culture of Bank of America away from a company that is focused on increasing size, market share and geographic footprint toward a culture that is focused on the return on shareholder capital, evaluating the risk – reward relationship when making capital allocation decisions. We believe the board should focus on protecting and building shareholder value. Part of this change in culture would emphasize disciplined transparency, including full disclosure to shareholders and regulatory authorities.
There has been significant change in the composition of the board of directors since last year’s annual meeting. Nine (9) directors have resigned, six (6) new directors have been appointed, two directors have not stood for re-election, and the overall size of the board has been reduced from 17 members to 13 members. At the same time, we continue to push for improvements in the corporate governance at Bank of America. Specifically, we were highly disappointed by two events that demonstrate the need for greater director independence at Bank of America:
1.  Appointment of an insider as Successor CEO
2.  Major shareholder dilution caused by the early repayment of the TARP preferred stock
Discussion of 2010 Annual Meeting Proxy Items
Item 1 – Election of Directors
We are writing to ask you to vote for continued change in the governance at Bank of America (“BAC” or the “Company”), and to advise you that we intend to withhold our support from Charles K. Gifford by voting “AGAINST” his re-election as director of the Company.

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Mr. Gifford has been a director of the Company since April 2004, and has significant banking background and experience. Based on his background and experience in the banking industry, Mr. Gifford understood the significant risks inherent in Bank of America’s hastily organized plan to acquire Merrill Lynch over the weekend of September 13-14, 2008 when Lehman failed. With his background in banking, he understood the fact that Bank of America was paying a massive 70% premium to Merrill Lynch’s previous closing price, even though Merrill was in significant financial distress (and possibly on the verge of bankruptcy), and despite the fact that Bank of America did not have sufficient time to perform any reasonable due diligence on Merrill Lynch’s toxic assets. He understood that the Merrill acquisition would be highly dilutive to Bank of America shareholders. He understood that Bank of America was assuming massive unknown risk which could cause significant harm to Bank of America shareholders.
Rather than exercise judgment and show leadership, Mr. Gifford chose to remain silent in the face of his duty to protect shareholders. It was only months after the fact that he complained to a fellow board member William Barnet in a widely publicized email, “yes yes yes...and it’s the way we approved acquisitions that tick me off the most!!!”, referring to the Bank of America board’s “approval process” (read: ‘rubber stamp’) for acquisitions. In addition, when Mr. Gifford testified to the House Committee on Oversight and Governmental Reform, after a reminder that he was under oath, Mr. Gifford admitted that he wrote in an email to his family that Merrill Lynch acquisition was terrible for Bank of America shareholders. In short, Mr. Gifford knew that Bank of America did not undertake sufficient due diligence when they acquired Merrill Lynch. He also knew it was a bad deal for Bank of America shareholders. But he did not have the courage or moral conviction to fulfill his duty to shareholders. Rather, he was more concerned with maintaining his position as a director of Bank of America and making sure that his employment agreement, which entitled him to 120 free hours on the corporate jet, was renewed for another year. He was not concerned with doing the right thing for shareholders. The value of Mr. Gifford’s travel on the Bank of America corporate jet for the year ended January 31, 2010, was $1,249,011, including the gross up for taxes, according to the Bank of America proxy statement dated March 17, 2010. Shareholders deserve truly independent directors. See pages 24-25 of the proxy statement for a full description of Mr. Gifford’s benefits under his employment agreement.
A copy of Mr. Gifford’s employment agreement may be found in a Bank of America 8-K filing with the Securities and Exchange Commission dated 1/26/2005 at the web address: http://www.sec.gov/Archives/edgar/data/70858/000119312505012267/dex101.htm
We urge you to Vote “Against” Mr. Charles K. Gifford for re-election to the board of directors.
Regarding Other Directors
While we are not providing specific direction regarding other director elections, we would encourage shareholders to evaluate each director independently, considering the following factors:
1. Director Qualifications – We believe it is critical that board members have a professional background that includes some industry knowledge and real world business experience. While a diverse board is important, we believe that the abilities and experience of each board member should be additive to any discussion or committee they are engaged in.

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2. Overlapping Board Positions – The task of being a director at a large public corporation is a major responsibility that requires a large time commitment. In addition, note that directors of large public companies are very well compensated. Consider that each director will typically be a member of two (2) committees, and also attend at least 75% of all board meetings. The time commitment to serve on a single board of directors, and truly be knowledgeable about the industry and risk management issues, while also being up to speed on specific issues facing your company and board is significant. A number of Bank of America directors sit on two (2) or more boards, and some sit on five (5) boards. Can these individuals reasonably meet their duties to Bank of America shareholders given the massive demands on their time?
3. Accountability for the Performance – Six (6) of the Bank of America directors that are sitting for re-election to the board of directors were responsible for approving for the ill-fated acquisition of Merrill Lynch and should have known about the areas that have been, or currently are under investigation by the Securities and Exchange Commission and the New York Attorney general – specifically, the failure to disclose information about Merrill’s $3.6 billion in guaranteed bonuses and the undisclosed $13.3 billion in pretax losses that occurred at Merrill Lynch prior to the shareholder vote on December 5, 2008. These six (6) directors, whether by an affirmative act or an act of omission, failed to take action to protect the interests of the shareholders they are charged with representing. During their tenure, they have presided over a significant and unprecedented destruction of shareholder value for pre-Merrill Lynch Bank of America shareholders. By any objective measure, they have failed in their assigned positions. You or I would have been fired for this type of performance in our jobs. We would encourage you to consider holding these directors accountable for their failures.
VOTE “AGAINST” ITEM 3 – Amendment to our amended and restated certificate of incorporation to increase the shares of authorized common stock from 11.3 billion to 12.8 billion.
The board of directors is asking shareholders to approve an increase in the number of authorized shares that the board may issue for retirement plans, stock option plans, restricted stock awards (read: bonuses) mergers, acquisitions or other purposes. WE OPPOSE THIS REQUEST. The current and prior board’s of directors of Bank of America have been insensitive to diluting Bank of America shareholders, and have taken actions that have led to a permanent destruction of shareholder value through poor capital allocation decisions and a disregard for shareholders.
Most recently, on February 23, 2010, the board asked shareholders to approve an increase in the number of authorized shares from 10 billion shares to 11.3 billion shares. The purpose of this most recent increase in authorized common shares was to allow the holders of the Common Equivalent Junior Preferred Stock Series S (the “Common Equivalent Stock”) to convert their preferred shares into common stock. The Common Equivalent Stock had been issued in December 2009 in connection with the Company’s early repayment of $45 billion of the TARP preferred stock that had been issued to the Treasury in October 2008 ($25 BN) and January 2009 ($20 BN related to Merrill transaction). The early repurchase of the $45 BN of TARP preferred stock was (in our opinion) UNNECESSARY and HIGHLY DILUTIVE to Bank of America shareholders. There was no tangible benefit to the early repayment of the TARP preferred stock. We believe:
1. The board acquiesced to the repurchase of the TARP preferred stock to allow Ken Lewis to claim that the TARP funds had been fully repaid under his watch, and that Bank of America had fulfilled its duty to the American taxpayer. The December 9, 2009 press release issued by Ken Lewis regarding the repayment of the TARP funds included the following statement:

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“We owe taxpayers our thanks for making these funds available to the nation’s financial system and to our company during a very difficult time,” said Chief Executive Officer and President Kenneth D. Lewis. “Now that we have cleared this significant hurdle, which demonstrates the strength of our company, we look forward to continuing to play a key role in the economic recovery and helping to meet the changing needs of our customers and clients.”
In one of his final statements and actions as CEO, Mr. Lewis once again demonstrated his disdain and disregard for shareholders. The board of directors of Bank of America was complicit in this action. To provide perspective, the 1.286 BN common shares issued to repay the $45 BN in TARP preferred stock nearly equaled the 1.375 BN shares issued to acquire Merrill Lynch. These newly issued shares had no effect other than to permanently dilute shareholders by an additional 14.8%.
2. In issuing the Common Equivalent Shares, one can argue that the board exceeded its authority by issuing additional common shares that were unauthorized under its charter. The Common Equivalent Shares included terms that were so favorable to the buyers, and therefore unfavorable to existing Bank of America shareholders, that Bank of America shareholders had no choice except to approve the authorization of additional common shares at the February 23, 2010 shareholder meeting. The Common Equivalent Securities carried terms that called for a 10% initial coupon if the Common Equivalent Shares were not converted by March 24, 2010, and the coupon increased by 2% every quarter until it reached 16%. Thus, Bank of America shareholders were given the choice of 14.8% additional permanent dilution or the prospect of paying a 16% coupon on the Common Equivalent Securities. The board was asking shareholders, “Do you want me to kick you in the left shin or the right shin?”
3. There was no rush to repay the TARP preferred stock. Bank of America, whether through reported earnings or additions to its loan loss provision, generates additional internal capital each quarter. We would argue that patience would have yielded a higher stock price in the near term (one to two quarters forward), and allowed the repayment of the TARP preferred stock in a much less dilutive fashion over the next several quarters. Again, the board of directors was misdirected in its loyalties and priorities, and failed to protect the interests of shareholders.
VOTE AGAINST ITEM 3 TO PREVENT MORE FUTURE DILUTION. DEMAND THE BOARD TO CONSIDER SHAREHOLDERS FIRST.
VOTE “FOR” ITEM 8 – amend by-laws to allow holders of 10% of stock to call special shareholder meeting. Currently the by-laws of Bank of America permit shareholders owning 25% of the common stock to call a special meeting of shareholders. We believe that the ability for shareholders to call a special meeting with a lower threshold of 10% is a positive for shareholders and will allow shareholders to press for change in certain circumstances.
VOTE “FOR” ITEM 12 – proposal regarding recoupment of executive compensation. This shareholder proposal is intended to allow for the recoupment of compensation paid to top executives that is triggered by reported results that are later restated or found to be unsustainable. The alignment of management and shareholder goals, e.g. the creation on long-term share value as opposed to short term financial results is critical. The proposed terms of this resolution are superior and more favorable to shareholders than the terms set forth by the board of directors in the clawback and compensation recoupments that was recently enacted and described in the proxy.

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We Request Your Support
We would respectfully request that you carefully consider the proxy items that are being voted upon at the Bank of America annual meeting to be held on April 28, 2010. Please consider the information presented in this letter as well as all of the additional information in the proxy statement. We urge you to vote for change at the upcoming annual meeting. Please support our recommendations.
Please note, the cost of this solicitation is being borne entirely by Finger Interests Number One, Ltd. and is being done through use of one or more of the following forms of communication: mail, e-mail, website, and telephone communication. Finger Interests Number One, Ltd. is not asking for and will not accept your proxy card. To vote your proxy, please follow the instructions on your proxy card.
Respectfully submitted,

Jerry E. Finger	Jonathan S. Finger
Managing Partner	Partner

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